Offering Statement
GORGE TRAINING FACILITY LLC
$100,000 Senior Secured Promissory Notes
August 12, 2017

No person has been authorized to give any information or to make any representations in connection with the offer made by this investment memorandum, nor has any person been authorized to give any information or make any representations other than those contained in this investment memorandum, and if given or made, such information or representations must not be relied upon. This investment memorandum does not constitute an offer to sell or solicitation of an offer to buy in any jurisdiction in which such offer or solicitation would be unlawful or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering statement nor any sale made hereunder shall, under any circumstances, create an implication that there as has been no change in the affairs of our company since the date hereof.
NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

TABLE OF CONTENTS

Page
Summary 3
Risk Factors... 3
Offering 5
About the Issuer 7
Use of Proceeds 6
About the Project 7

About the Sponsor 7
Required Disclosures 8
Terms of the Offering 8
Legal Matters 9
Additional Information 9

GORGE TRAINING FACILITY, LLC
$100,000 in Senior Secured Promissory Notes
$500.00 per Note

SUMMARY

The following summary is qualified in its entirety by the detailed information appearing elsewhere in this investment memorandum. See "Risk Factors" for information to be considered by prospective investors.

Gorge Training Facility, LLC, an Oregon limited liability company ("Issuer"), is issuing $100,000 in construction bonds ("Bonds") to partially finance the construction of a single-turbine 2.3 MW wind energy project outside of Arlington Oregon (the "Project"). Proceeds from the offering will be used to pay for a portion of the foundation works for the Project, consisting of highly engineered precast post-tensioned concrete beams and anchors (the "Foundation") designed and installed by RUTE Foundation Systems, Inc., which is also the sponsor of the Issuer. The Bonds, which will pay 10% simple accruing interest, will be secured by the Foundation.

When constructed, the Project will serve as an educational resource, training both professional and secondary students about servicing, maintaining, and operating wind energy equipment. This training will be conducted by both county and state agencies, as well as the Columbia Gorge Community College. The Project will also serve as a showcase for RUTE's innovative precast wind turbine foundation technology.

RISK FACTORS

For purposes of this section, the terms "we," "us," and "our" refer to the Company, and the term "you" refers to Purchaser. You are urged to consider carefully, with your advisers, all of the risks described below before deciding whether to purchase the Note. Each of the risks identified below could have a material adverse effect on your investment in the Note and may result in the loss of your entire investment.

Nothing contained in these Risk Factors is or may be relied on as a promise or representation as to any future performance or event. These Risk Factors speak only as of the date of this Agreement, and we have no duty to update these Risk Factors. These Risk Factors do not purport to contain all information that might be required to evaluate your decision to purchase the Note, and you must conduct your own independent analysis.

These Risk Factors contain forward-looking statements that are based on our expectations, assumptions, estimates, and projections about our business and its future. These forwardlooking statements involve risks and uncertainties that could cause actual results to differ materially from those described in these Risk Factors. In addition to the risks specifically identified in these Risk Factors, we may face additional risks and uncertainties not presently known to us or that we currently deem immaterial, which risks or uncertainties may ultimately have a material adverse effect on your investment.

No person has been authorized to give any information or to make any representation other than those contained in this memorandum. You should not rely on any information or representations other than those contained in this offering statement.

Company Risks

1. We have a limited operating history. Our business is recently formed and has a limited operating history. We face the general risks associated with any new business operating in a competitive industry, including the ability to fund our operations from unpredictable

cash flow and capital-raising transactions. There can be no assurance that we will achieve our anticipated investment objectives or operate profitably.

2. Our ability to repay the Note is dependent on the success of the Project We will be able to repay the Note in full only if development of the Project occurs, which is dependent on the Company securing additional funds for construction. There is no certainty that the Company will be able to secure such funds.

3. We have no financial statements. We currently have no actual financial statements. Consequently, your ability to assess our financial condition, our results of operations, and our cash flow is severely limited. We encourage you to consult with your legal and financial advisors to determine whether you have sufficient financial information to evaluate the merits and risks of purchasing the Note.

4. Any financial projections that may have been disclosed to you (in writing, orally, or otherwise) were for illustrative purposes only. Any financial projections that may have been disclosed to you, were based on a variety of estimates and assumptions which may not be realized, and are inherently subject to significant business, economic, legal, regulatory, and competitive uncertainties, most of which are beyond our control. There can be no assurance that any projections that may have been disclosed to you will be realized, and actual results may different materially from such projections.

5. We will need to raise additional financing. Our ability to implement our business plan will depend on our ability to obtain additional financing in the future. We intend to borrow additional funds from persons on terms that are substantially similar to the terms of the Note, as well as raising additional funds through the issuance of equity and senior debt. However, we cannot assure you that we will be able to do this or that additional financing will be available on terms favorable to us. If adequate funds are not available on acceptable terms, our ability to continue and grow our businesses would be dependent on the cash from your loan and on the cash flow, if any, from our operations, which may not be sufficient.

6. We may not generate sufficient cash flow to make payments to you. There is no assurance that we will ever have income sufficient to cover our expenses and repay you. Your rights under the Note are secured, but you will be responsible for working with the Collateral Agent to collect the Collateral.

7. Our success depends on the skills and expertise of Douglas Krause ("Executive Team"). Our success substantially depends on the skills, talents, abilities, and continued services of the Executive Team. There is no guarantee that Executive Team will manage our business successfully. We do not carry life or disability insurance on the Executive Team. The loss of the services of the Executive Team, for any reason, may have a material adverse effect on your investment.

8. You will not have any right to control management. You will be a creditor of the Company without any right to control the management of the Company. Douglas Krause, in his capacities as our manager, President and CEO, will have complete control over all of the decisions related to our business. Mr. Krause could cause the Company to take actions over your objections. Additionally, Mr. Krause will not be obligated to cause the Company to pursue any alternative course of action that may be suggested or advocated by you.

9. There will be significant restrictions on your ability to assign the Note. The Note is nonnegotiable, and you may not assign the Note to any person. Additionally, federal and state securities laws may place additional restrictions on your ability to transfer your units. Because of these restrictions, you may be unable to liquidate your investment in the event of an emergency or for any other reason. As a result, you should purchase the Note only if you are prepared to hold the Note for an indefinite period of time, or at least until the

maturity date of the Note.

10. This memorandum has not been reviewed or approved by the government. No government agency or authority has reviewed or approved this Agreement or any of the documents provided to you relating to this memorandum, including these Risk Factors. Further, no government agency or authority will review or approve any of the documents provided to you if the Note is converted into units of the Company. You are expected to conduct your own review and analysis before deciding whether to purchase the Note.

11. An investment in the Note has tax consequences. The tax consequences of purchasing the Notes are may vary depending on your particular tax situation. We strongly encourage you to consult with your legal and tax advisors to determine the tax implications of purchasing the Note.

OFFERING

Gorge Training Facility, LLC (the "Issuer") is issuing $100,000 in Senior Secured Notes (each, a "Note") in denominations of $500 (the "Offering"). Proceeds from the Offering will be used to pay for approximately one-third of the cost of the foundation works (the "Foundation") required for the erection and operation of a single 2.3 megawatt wind turbine generator. The principal balance on the Notes will accrue simple interest at a rate of ten percent per annum until the maturity date, which is the earlier of (a) the second anniversary of the date on which the offering closes or (b) a change of control of the Issuer (the "Maturity Date"). For example, if you were to purchase $1,000 worth of Notes, on the second anniversary of the date on which your investment goes to the Issuer, the Issuer would pay you $1,200. If the Issuer is acquired by another company, you would be paid your principal plus the interest that has accrued up to the sale date.

The Notes will be secured by a first position lien on the Foundation, which (unlike traditional wind turbine foundations) can be removed and reused. This means if the Issuer does not pay you the amount due under the Note, you have a right to possession of a portion of the Foundation, and you can require its removal unless you get paid.

ABOUT THE ISSUER

The Issuer is a limited liability company organized under the laws of the State of Oregon, and was formed for the sole purpose of financing the Project, as hereinafter defined.

The Issuer is:

• Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

• Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

• Not an investment company registered or required to be registered under the Investment Company Act of 1940.

• Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

• Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

• Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

The Issuer's Manager is Doug Krause, who is also the owner if the Issuer. Mr. Krause has 25 years of venture relevant experience in wind farm development, precast manufacturing, and heavy construction. He is now applying these skills to a de novo entrepreneurial firm, RUTE Foundations, to bring to market a superior, patented concrete foundation system for the wind industry. BSE University of Michigan, Mechanical Engineering..

USE OF PROCEEDS
Proceeds from the offering will be used to pay for a portion of the foundation works for the Project, consisting of highly engineered precast post-tensioned concrete beams and anchors (the "Foundation") designed and installed by the Sponsor. Repayment of the Notes, which pay 10% simple accruing interest, will be secured by the Foundation.

When constructed, the Project will serve as an educational resource, training both professional and secondary students about servicing, maintaining, and operating wind energy equipment. This training will be conducted by both county and state agencies, as well as the Columbia Gorge Community College. The Project will also serve as a showcase for RUTE's innovative precast wind turbine foundation technology.

The Issuer will use the proceeds to build a live showroom to demonstrate and validate RUTE design. Revenues to support at least two regional career technology education teachers.

ABOUT THE PROJECT
GTF will serve many purposes. First and foremost, it will serve as a much-needed resource for technical and secondary students to learn about servicing, maintaining, and operating modern wind energy equipment. This training will be conducted by programs implemented by both Gilliam County and the Columbia Gorge Community College's wind technician program.
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Because the Project is located in the heart of wind energy country in Oregon, local students can receive state of the art training and be able to secure a job locally, allowing them to remain in their community. Second, the Project will serve as a demonstration center for RUTE's innovative foundation technology. It is the first foundation that can be fully removed economically, thereby enabling full restoration of the ground upon decommissioning of the wind turbine. Last, it will provide cost-effective wind energy to customers in eastern Oregon.

ABOUT THE SPONSOR
RUTE, an Oregon corporation, designs and installs wind turbine generator foundations using its patent pending technology. Based on bridge engineering, RUTE's technology combines a precast, post-tensioned concrete beam and hub assembly with site specific anchors. The result is a cost-effective foundation that is delivered on-site and ready in days rather than months. RUTE will contract with GTF for the sale of the Foundation.
For more information on RUTE, please visit rutefoundations.com.

RUTE FOUNDATION SYSTEMS LLC (SPONSOR) CAPITALIZATION
$600k cash from founder

REQUIRED DISCLOSURES
Pursuant to Rule 201 of Regulation Crowdfunding, the Issuer makes the following disclosures:
(a) Name, Legal Status, Physical Address and Website of the Issuer. The name of the issuer is Gorge Training Facility, LLC. The Issuer is a limited liability company organized under the laws of the state of Oregon. Its address is 548 NE Brazee Street, Portland OR . The website address is rutefoundations.com.
(b) Directors and Officers of the Issuer. Doug Krause is the Manager of the Issuer.
The Issuer has no directors or officers. Please see "About the Sponsor" for more information on

Mr. Krause.

(c) Beneficial Owners of the Issuer. Doug Krause owns 100% of the Issuer.

(d) Business of the Issuer. Please see "About the Project" in this Offering Statement.

(e) Current Employees of the Issuer. The Issuer has no employees.

(f) Risk Factors. Please see "Risk Factors" in this Offering Statement.

(g) Target Offering Amount and Deadline. The Target Offering is $100,000 and the Offering Deadline is December 31, 2017.

(h) Acceptance of Investments in Excess of the Target Offering. The Issuer will accept investments in excess of the Target Offering. Please see "Terms of the Offering" in this Offering Statement for more information.

(i) Use of Proceeds from the Offering. Please see "Use of Proceeds" in this Offering Statement.

(j) Description of Process to Complete the Transaction. Purchase and sale of the securities offered by the Issuer will be consummated on GridShare.com, which is operated by Gridshare LLC, our intermediary. To purchase securities, you must (i) be a registered user, (ii) have completed the educational requirements, (iii) acknowledge certain disclosures, execute the Purchase Agreements (as defined in the "Term of the Offering" section of this Offering Statement) and (iv) transmit funds to a qualified third party acting as the escrow agent in the 2016 $600k cash from founder

8

transaction. Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials. If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. Please see "Terms of the Offering" in this Offering Statement for additional information.

(k) Statement Regarding Investment Commitment in the Event of a Material Change in the Offering. In the event of a material change in the terms of this offering, investors in the offering will be notified of the change and an extension of the offering, if any, may either (i) withdraw the funds from the escrow account or (ii) continue to invest in the Offering subject to the new terms, if any.

(l) Price of the Securities and Manner in determining the Price of the Securities. The amount of the Notes sold in this offering was determined based on the capital needs of the Issuer necessary to achieve the business plan.

(m) Ownership and Capital Structure of the Issuer. Doug Krause owns 100% of the Issuer.

(n) Name and SEC File Number of the Intermediary. The Intermediary in the transaction is GridShare LLC. GridShare's SEC File Number is 007-0018.

(o) Description of the Intermediary's Interest in the Issuer. GridShare LLC will receive a fee equal to 3% of the proceeds raised in this Offering. GridShare will not have an interest in the Issuer.

(p) Material Terms of Indebtedness of the Issuer. None.

(q) Description of Prior Exempt Offerings. None.

(r) Prior Transactions Exceeding 5% of Amount Raised in Reliance of Section 4(a)(6) of the Securities Act of 1933. None.

(s) Discussion of Issuer's Financial Condition. The issuer is a startup and has not raised any capital. The Sponsor has paid all costs related to the Issuer. For information on financial milestones to be achieved, please see "About the Project."

(t) Issuer Financials. Please see the Financials and associated accountant letter on GridShare.com.

(u) Prior Matters that Would trigger Disqualification under Rule 503(a). None.

(v) Updates on Offering Progress. Updates on the offering will be posted on GridShare.com

(w) Location of Annual Report. Our annual report will be posted on the home page of www.rutefoundations.com, and will be available on January 31 of each year.

(x) Prior Non-compliance with Rule 202. None.

(y) Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Please read this Offering Statement and other materials on GridShare.com carefully

TERMS OF THE OFFERING

Gorge Training Facility, LLC, an Oregon limited liability company, is offering $100,000 in convertible notes (the "Notes") to investors. The terms of the Notes are as follows:

Issuer	Gorge Training Facility, LLC, an Oregon limited liability company ("Issuer")
Notes Offered	$100,000 in senior secured promissory notes.
Interest Rate	10% per annum, accruing until the Maturity Date
Use of Proceeds	Net proceeds of the offering will be used to finance a portion of the foundation works of the Workhorse Wind Project, a 2.3 MW single-turbine wind project in Gilliam County, Oregon
Target Amount	$100,000
Oversubscriptions	The Issuer will accept purchases in excess of the Target Amount and additional Notes will be sold, up to a maximum of $350,000.
Offering Deadline	December 31, 2017
Maturity Date	The earlier of the second (2nd) anniversary of the date on which the offering closes or upon a change of control of the Issuer.
Prepayment	The Company shall have the option to prepay the Notes at any time prior to the Maturity Date by paying the principal and all accrued interest.
Security	The Notes are secured by a first position lien on a specific portion of the foundation works as identified in the Security Agreement
Definitive Agreements	Note Purchase Agreement and Secured Promissory Note
Securities Exemption	The Issuer is relying on the exemption to registration in Section 6(a)(4) of the Securities Act of 1934 and Regulation Crowdfunding issued by the Securities and Exchange Commission.
Denominations	The Notes will be issued in minimum denominations of $1,000 and any integral multiple of $1,000 in excess thereof.
Governing Law	Oregon

Transaction Process	These Securities are being sold via the GridShare.com, a Funding Portal registered with the SEC (the "Intermediary"). Securities will be delivered to purchasers via the Intermediary's website, and will consist of a Note and a Note Purchase Agreement.
Cancellation	NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.
	The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
	If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.
	If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.
Risk Factors	You should consider carefully all the information set forth in our Form C and, in particular, you should evaluate the specific factors set forth under the heading "Risk Factors" in our Form C filed with the SEC (and set forth in the document Risk Factors.pdf), as well as the other information contained or incorporated herein by reference, before investing in any of the Notes.
Trading	The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of any series of the notes on any securities exchange

LEGAL MATTERS

The Notes are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act of 1933 and SEC Regulation Crowdfunding. The Issuer is solely responsible for the content of this Offering Statement. Any purchase of the Notes, if at all, shall be effective only upon execution of a Note Purchase Agreement and completion of the transaction on the Intermediary's platform in accordance with the requirements of Regulation Crowdfunding.

The Notes have not been, nor will they be, registered under the Securities Act of 1933 or any state securities laws. This Nonnegotiable Promissory Note may not be sold, assigned, or otherwise negotiated to any person unless pursuant to an effective registration statement filed under the Securities Act of 1933 and applicable state securities laws, or unless the Company receives an opinion of counsel, in form and from counsel acceptable to the Company, that the sale, assignment, or other negotiation is exempt from the registration requirements of the Securities Act of 1933 and applicable state securities laws.

These securities are being offered pursuant to an exemption from registration under Section 4(a)(6) of the Securities Act of 1933 and Regulation Crowdfunding. Each purchaser of any Note acknowledges and represents that it is a qualified investor for securities offered pursuant to these exemptions, and that upon payment of the purchase price, the Note Purchase Agreement constitutes a legal and binding obligation of such purchaser.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse

ADDITIONAL INFORMATION

For additional information regarding the Offering or the terms thereof, please contact the Issuer via its listing on GridShare.com

Appendix A

FINANCIAL STATEMENTS

I certify that the attached financial statements are true and correct as of the date set forth thereon.



Doug Krause

GORGE TRAINING FACILITY LLC

BALANCE SHEET

as of January 31, 2017

	January 31 2017
ASSETS[1]	
Current Assets	$ -
Restricted Cash	$ -
Accounts Receivable	$ -
Inventory	$ -
Other Current Assets	$ -
Total Current Assets	$ -
Fixed Assets	
Computers	$ -
Vehicles	$ -
Office Improvement	$ -
Solar Facilities	$ -
Total Fixed Assets	$ -
Accumulated Depreciation	
Net Fixed Assets	$ -
Other Assets	$ -
TOTAL ASSETS	$ -
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$ -
Other Current Liabilities	$ -
Payroll Liabilities	$ -
Total Current Liabilities	$ -
Long Term Liabilities	
Vehicle and Equipment Loans	$ -
Total Liabilities	$ -
Partners Capital Accounts	
Equity Contributions	$ -
Retained Earnings	$ -
Distributions	$ -
Net Income	$ -
Total Partners' Capital Accounts	$ -
TOTAL LIABILITIES AND EQUITY	$ -

1. The company is newly formed and has no assets or liabilities.

GORGE TRAINING FACILITY LLC
INCOME STATEMENT[2]
as of 3/31/17

	Jan-March 2017
Sales	$ -
COGS	$ -
Gross Profit	$ -
Expenses	
Storage and Warehouse	$ -
Taxes and Licenses	$ -
Accounting and Finance	$ -
IT Expenses	$ -
Insurance Expense	$ -
Legal Expense	$ -
Office Expense	$ -
Travel Expense	$ -
Project Operations Cost	$ -
Development Costs	$ -
Sales and Marketing Expense	$ -
Personnel Costs	$ -
Total Operating Costs	$ -
Net Operating Income	
Depreciation and Amortization	$ -
Interest Expense	$ -
Net Income	$ -

2. The Company is newly formed and has no income.

GORGE TRAINING FACILITY LLC

STATEMENT OF CASH FLOWS as

of 3/31/17

	Jan-March 2017
OPERATING ACTIVITIES	
Net Income	$ -
Adjustments to reconcile Net Income to net cah provided by operations	
Depreciation	$ -
Accounts Receivable	$ -
Accounts Payable	$ -
Payroll Liabilities	$ -
Net Cash provided by Operating Activities	$ -
INVESTING ACTIVITIES	
Computers	$ -
Vehicles	$ -
Office Improvement	$ -
Net Cash from Investing Activities	$ -
Financing Activities	
Loans	$ -
Net Cash from Financing Activities	$ -
Net Cash Increase from Period	$ -
Cash at beginning of perid	$ -
Cash at end of period	$ -
STATEMENT OF CHANGES IN EQUITY	
Beginnig Equity	$ -
Dividends	$ -
Net Income	$ -
Ending Equity	$ -